                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------


                                 Schedule 14D-1

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934

                                      and

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                     ---------------------------------------



                            LUMEN TECHNOLOGIES, INC.
                     ---------------------------------------
                            (Name of Subject Company)



                                   EG&G, INC.
                             LIGHTHOUSE WESTON CORP.
                     ---------------------------------------
                                  (Bidders)



                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  550242 10 1
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)



                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100


                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

--------------------------------------------------------------------------------
        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                     ---------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

  Transaction Valuation: $194,337,186*       Amount of Filing Fee $38,867.44**

--------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase of 25,075,766 shares of common stock of Lumen Technologies, Inc. (the "Shares"), at a price per Share of $7.75 in cash. Such number of Shares represents all of the Shares outstanding as of October 21, 1998, plus the number of Shares issuable upon the exercise of all outstanding options and the outstanding principal amount of all convertible notes.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: None

         Form or Registration Number: Not applicable

         Filing Party: Not applicable

         Date Filed: Not applicable




                        (Continued on following page(s))
                              (Page 1 of 9 Pages)

----------------------                                    ----------------------
CUSIP No. 550242 10 1         SCHEDULE 14D-1/13D           Page 2 of 9 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EG&G, INC.
      IRS No. 04-2052042
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC, BK, OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                0
  NUMBER OF            ---------------------------------------------------------
   SHARES              8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      2,896,022(1)
    EACH               ---------------------------------------------------------
 REPORTING             9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                        0
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,896,022(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
(1) Represents the maximum number of Shares that are subject to the Stockholders' Agreement described in this Schedule 14D-1/13D and consists of 1,143,684 Shares outstanding on October 21, 1998 (including up to 150,000 Shares held by one of the Management Stockholders (as defined herein) in a representative capacity, which Shares are not subject to the Stockholders' Agreement) and 1,752,338 Shares subject to stock options outstanding on October 21, 1998. Pursuant to the Stockholders' Agreement, the Purchaser has been granted an irrevocable proxy to vote such Shares (other than up to 150,000 Shares held by one of the Management Stockholders in a representative capacity) in favor of the Merger described herein.

----------------------                                    ----------------------
CUSIP No. 550242 10 1         SCHEDULE 14D-1/13D             Page 3 of 9 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LIGHTHOUSE WESTON CORP.
      IRS No. 04-3438030
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                0
  NUMBER OF            ---------------------------------------------------------
   SHARES              8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      2,896,022(1)
    EACH               ---------------------------------------------------------
 REPORTING             9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                        0
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,896,022(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
(1) Represents the maximum number of Shares that are subject to the Stockholders' Agreement described in this Schedule 14D-1/13D and consists of 1,143,684 Shares outstanding on October 21, 1998 (including up to 150,000 Shares held by one of the Management Stockholders in a representative capacity, which Shares are not subject to the Stockholders' Agreement) and 1,752,338 Shares subject to stock options outstanding on October 21, 1998. Pursuant to the Stockholders' Agreement, the Purchaser has been granted an irrevocable proxy to vote such Shares (other than up to 150,000 Shares held by one of the Management Stockholders in a representative capacity) in favor of the Merger described herein.

         This Statement relates to a tender offer by Lighthouse Weston Corp. (the "Purchaser), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Lumen Technologies, Inc., a Delaware corporation, which has its principal executive offices at 555 Theodore Fremd Avenue, Rye, NY 10580.

         (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $7.75 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years during which the Shares were publicly traded is set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and the Parent. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Parent and Purchaser is set forth in Section 8 ("Certain Information Concerning the Parent and Purchaser") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Parent and Purchaser are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

         (e) and (f) The information set forth in Section 8 ("Certain Information concerning the Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchaser nor the Parent, nor, to the best knowledge of



                               Page 4 of 9 Pages
the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) and (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company;") and Section 11 ("Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement; Plans for the Company After the Merger; SEC Regulations; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

Item 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in Section 11 ("Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement; Plans for the Company After the Merger; SEC Regulations; Appraisal Rights) of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 12 ("Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Parent and Purchaser"), Section 11 ("Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement; Plans for the Company After the Merger; SEC Regulations; Appraisal Rights") and
Schedule I of the Offer to Purchase is incorporated herein by reference.



                               Page 5 of 9 Pages

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Parent and Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement; Plans for the Company After the Merger; SEC Regulations; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

Item 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 8 ("Certain Information Concerning the Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought pursuant to the Offer.

Item 10. ADDITIONAL INFORMATION.

         (a) The information set forth in Section 11 ("Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement; Plans for the Company After the Merger; SEC Regulations; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 14 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 12 ("Certain Effects of the Offer on the Market for Share; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

         (e) None.



                               Page 6 of 9 Pages

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of October 21, 1998, among the Purchaser, Parent and the Company and the Stockholders' Agreement dated as of October 21, 1998 among the Parent and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

Item 11.      MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        Offer to Purchase.

(a)(2)        Letter of Transmittal.

(a)(3)        Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)        Summary Advertisement as published October 27, 1998.

(a)(8) Text of Joint Press Release as published October 21, 1998, issued by the Company and Parent.

(a)(9)        Text of Press Release as published October 27, 1998, issued by the
              Parent.

*(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and the Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent.

**(b)(2) 364-Day Competitive Advance and Revolving Credit Agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

**(b)(3) Five-Year Competitive Advance and Revolving Credit Agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among Parent, the Purchaser and the Company.

(c)(2) Stockholders' Agreement dated as of October 21, 1998, among Parent and certain stockholders of the Company.

(c)(3) Confidentiality Agreement dated as of June 9, 1998 between the Company and the Parent.

(d)           None.

(e)           Not applicable.

(f)           None.


--------------
* Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

** Agreement and Amendments No. 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment No. 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 29, 1996 (File No. 1-5075).



                               Page 7 of 9 Pages

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: October 27, 1998                         EG&G, INC.


                                                By: /s/ Angelo D. Castellana
                                                    ----------------------------
                                                    Name: Angelo D. Castellana
                                                    Title: Senior Vice President




                                                LIGHTHOUSE WESTON CORP.


                                                By: /s/ Daniel T. Heaney
                                                    ----------------------------
                                                    Name: Daniel T. Heaney
                                                    Title: Treasurer





                               Page 8 of 9 Pages

                                INDEX OF EXHIBITS

Number            Exhibit Name
------            ------------

(a)(1)        Offer to Purchase.

(a)(2)        Letter of Transmittal.

(a)(3)        Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)        Summary Advertisement as published October 27, 1998.

(a)(8) Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

(a)(9)        Text of Press Release dated October 27, 1998, issued by the
              Parent.

*(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and the Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent.

**(b)(2) 364-Day Competitive Advance and Revolving Credit agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

**(b)(3) Five-Year Competitive Advance and Revolving Credit Facility dated as of March 21, 1994, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among Parent, the Purchaser and the Company.

(c)(2) Stockholders' Agreement dated as of October 21, 1998, among Parent and certain stockholders of the Company.

(c)(3) Confidentiality Agreement dated as of June 9, 1998 between the Parent and the Company.

(d)           None.

(e)           Not applicable.

(f)           None.


------------------
* Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).


                               Page 9 of 9 Pages